UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

  (Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

       For the fiscal year ended December 31, 2003

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934

       For the transition period from                      to

Commission file number: 1-8444

US Airways, Inc. Employee Savings Plan

(Full title of the plan)

US Airways Group, Inc.

(Issuer of securities held pursuant to the plan noted above)

2345 Crystal Drive, Arlington, VA 22227

(Address of principal executive offices)

US Airways, Inc.

Employee Savings Plan

Financial Statements

And Supplemental Schedule

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm Thereon)

Table of Contents

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                     1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Plan Benefits                                    2

Statements of Changes in Net Assets Available
for Plan Benefits                                                                                          3

Notes to Financial Statements                                                                   4-12

SUPPLEMENTAL SCHEDULE*

Schedule of Assets Held for Investment Purposes
At End of Year                                                                                          13

*All other schedules required by 29 CF 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants

US Airways, Inc. Employee Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the US Airways, Inc. Employee Savings Plan (the Plan), as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended, and supplemental schedule as of December 31, 2003. These financial statements and supplemental schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, US Airways Group, Inc. and its subsidiaries including US Airways, Inc., the Plan's Sponsor, emerged from bankruptcy protection on March 31, 2003 and has continued to incur losses from operations. The most recently issued independent auditors' reports on the financial statements of US Airways Group, Inc. and US Airways, Inc. (the Companies) for the year ended December 31, 2003, contain an explanatory paragraph which discusses certain conditions which raise substantial doubt about the ability of the Companies to continue as a going concern.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the years then ended in conformity with United States generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

McLean, VA

July 9, 2004

Statements of Net Assets Available for Plan Benefits
	December 31,
	2003	2002
Assets
Investments (See Notes 3 and 4)	$635,640,086	$543,684,054
Participant loans	25,978,198	29,411,444

Receivables:
Participant contributions	2,805,980	1,405,277
Employer contributions	390,071	368,275
Total receivables	3,196,051	1,773,552
Total assets	664,814,335	574,869,050

Liabilities
Accrued expenses	29,178	35,561
Total liabilities	29,178	35,561

Net assets available for plan benefits	$664,785,157	$574,833,489

Statements of Changes in Net Assets Available for Plan Benefits

	Years ended December 31,
	2003	2002
Additions to (reductions in) net assets attributable to:
Net appreciation (depreciation) in fair value of investments (see Note 3)	$96,319,992	$(141,929,391)
Dividends	8,884,408	7,542,546
Interest	1,523,343	1,645,719
Interest income on participant loans	1,818,817	2,198,014
Net investment income (loss)	108,546,560	(130,543,112)

Participant contributions	36,095,999	45,719,675
Employer contributions	6,406,902	11,507,873
Rollover contributions	304,226	169,613
Total contributions	42,807,127	57,397,161

Net additions (reductions)	$151,353,687	$(73,145,951)

Deductions from net assets attributable to:
Benefits paid to participants	61,274,683	70,909,707
Administrative expenses	127,336	129,645
Total deductions	61,402,019	71,039,352

Net increase (decrease)	89,951,668	(144,185,303)

Net assets available for plan benefits:
Beginning of year	574,833,489	719,018,792
End of year	$664,785,157	$574,833,489

Notes to Financial Statements

1. Description of Plan

The following description of the US Airways, Inc. Employee Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
  General

  The Plan is a defined contribution plan intended to be a qualified cash or deferred compensation arrangement under Section 401(k) of the Internal Revenue Code (IRC), as amended, and to qualify under Section 401(a) of the IRC. The Plan was established on January 1, 1993 for certain employees of US Airways, Inc. (US Airways or the Company). All non-contract employees and certain other employees who are covered by a collective bargaining agreement which provides for their participation in the Plan, who are at least 18 years of age and have completed 90 days of service, except for those individuals not classified as employees and those classified as temporary by the Company are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

  US Airways, the Plan Administrator, is responsible for the content and issuance of the Plan's financial statements. US Airways Group, Inc. (US Airways Group), US Airways' parent company, was the issuer of certain common stock securities which were cancelled as of March 31, 2003 and valued at $832,273 at December 31, 2002.

  On August 11, 2002, US Airways Group and seven of its domestic subsidiaries (collectively, the Filing Entities), which account for substantially all of the operations of US Airways Group and its subsidiaries, including the Company, filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code (Bankruptcy Code) in the United States Bankruptcy Court for the Eastern District of Virginia, Alexandria Division (Bankruptcy Court). During the pendency of the Chapter 11 cases, US Airways Group continued to operate its business under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court.

  The Filing Entities emerged from bankruptcy protection under a Bankruptcy Court approved plan of reorganization, which became effective on March 31, 2003. Among other things, the plan of reorganization provided for full payment of all allowed administrative and priority claims and the distribution of new equity in the reorganized US Airways Group to a new investor, a guarantor of a new debt arrangement, certain lenders, management and labor unions, and unsecured creditors in satisfaction of their allowed claims. Investors in equity of US Airways Group immediately prior to its emergence from bankruptcy protection, including Plan participants, were not entitled to any distribution under the plan of reorganization and their shares of common stock were cancelled.

  While US Airways Group emerged from bankruptcy protection in March 2003, it has continued to incur losses from operations. Primary factors contributing to these losses include the continued downward pressure on industry pricing and significant increases in fuel prices. The pressure on industry pricing is resulting from the rapid growth of low-fare low-cost airlines, the increasing transparency of fares available through internet sources and other changes in fare structures which result in lower fares for many business and leisure travelers. Given US Airways Group's continued operating losses, US Airways Group is pursuing a transformation plan to further reduce cost per available seat mile to levels competitive with low-cost carriers. Key elements of this plan include changes in marketing and distribution techniques; employee compensation, benefits and work rules; and airline scheduling and operations. US Airways Group expects to begin implementation of the actions needed to achieve the cost reductions by mid-year 2004. However, since the plan will require changes in US Airways Group's collective bargaining agreements, there can be no assurance that the plan can be achieved. While US Airways Group's preference is to complete its transformation on a consensual basis, failure to achieve the above-described competitive cost structure will force US Airways Group to reexamine its strategic options, including but not limited to asset sales or a judicial restructuring.

  The most recently issued independent auditors' reports on the financial statements of US Airways Group, Inc. and US Airways, Inc. (the Companies) for the year ended December 31, 2003, contain an explanatory paragraph which discusses certain conditions which raise substantial doubt about the ability of the Companies to continue as a going concern.

  Contributions

  Eligible US Airways employees electing to participate in the Plan make contributions to the Plan via payroll deductions. Each year a Plan participant may contribute up to 22 percent of pre-tax and after-tax annual compensation subject to IRC limits, as defined in the Plan, unless the participant is classified as a highly compensated employee, as defined by the IRC. The contribution percentage may not exceed a certain percentage of pre-tax annual compensation, as determined by the plan administrator, if the participant is a highly compensated employee. The amount of contribution that may be made by a participant to the Plan shall be a whole percentage of a participant's compensation. Individual participant contributions are subject to certain limitations.

  The Company makes a 50 percent matching contribution each payroll period, up to a maximum of four percent of participant's compensation for certain participants.

  If US Airways Group achieves certain pre-tax adjusted profit margin levels, the Company also makes an annual profit sharing contribution to the Plan on behalf of participants who are employed on the last day of the plan year. The Company made a profit sharing contribution of $30 in 2003 and $17,876 in 2002.

  Vesting

  Participants are immediately vested in their contributions, plus earnings thereon. The Company's matching contributions and profit sharing, plus earnings thereon, become 100 percent vested after two years of continuous service.

  Investment Options

  The Company selects the number and type of investment options available. Fidelity Investments Institutional Operations Company, Inc., the Plan's Recordkeeper, is responsible for maintaining an account balance for each participant. Fidelity Management Trust Company is the Plan Trustee. Each participant instructs the Recordkeeper how to allocate his or her participant and Company contributions. Participants may invest their contributions in any combination among the investment options available in increments of five percent. If a participant fails to instruct the Recordkeeper on how to allocate the contributions, then his or her contributions will be invested in a cash equivalent fund.

  The Recordkeeper values account balances daily. Each account balance is based on the value of the underlying investments in each account. Income and loss is allocated to the participants' accounts based on the ratio of the account balance of the individual participant to the aggregate of all account balances of all participants in the fund. Generally, participants may elect to change how future contributions are allocated or may transfer current account balances among investment options.

  The Plan currently offers eleven investment options in the form of eight individual investment options and three diversified portfolio mixes, which are pre-selected combinations of mutual funds. During 2003, the Company eliminated one investment option, the Neuberger and Berman Guardian Fund.

  On June 27, 2002, US Airways Group appointed Aon Fiduciary Counselors Inc. (Aon) as an independent fiduciary to manage US Airways Group's common stock held as an investment in the Plan. In its role as the independent fiduciary, Aon had the authority to continue, restrict, or terminate the investment of Plan assets in US Airways Group's common stock. Acting as the independent fiduciary, Aon made further investments in the US Airways Group common stock unavailable to participants effective August 9, 2002. On March 31, 2003, all outstanding shares of US Airways Group common stock were cancelled.

  Participant Withdrawals

  Participants may borrow from their accounts, but may have only one loan outstanding at any given point in time. Participants may borrow from their accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 (reduced by the highest outstanding loan balance from the Plan or any other plan maintained by the Company or a Related Company, defined as any corporation or business, other than an Employer, which would be aggregated with an Employer for a relevant purpose under Section 414 of the IRC, during the preceding twelve month period) or 50 percent of their vested separate account balance and vested interest in all other plans maintained by the Company or a Related Company as of the date of the loan. Loan transactions are treated as transfers between the investment funds and participant loans receivable. Loan terms cannot exceed five years, except for loans obtained for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing market rates for loans made under similar circumstances, but not less than six percent per annum. Principal and interest are paid ratably through payroll deductions.

  Upon approval by the plan administrator, a participant may withdraw his or her contributions from the account if it is determined that the withdrawal is necessary to meet an immediate and heavy financial need of the participant under the deemed hardship standards set forth in the Plan.

  Payment of Benefits

  Accounts of terminated participants are distributed as soon as reasonably practicable following their termination of employment. Participants who became disabled prior to their termination of employment may also receive a distribution of their vested account balances. Account balances of $5,000 or less may not be deferred and are automatically paid out of the Plan. The normal form of benefit payment is a 50 percent joint and survivor annuity if married and single life annuity if single. Optional forms of payment include the ten-year certain and life annuity, 50%, 66-2/3% or 100% joint and survivor annuity; monthly installments; or lump sum.

  Forfeited Accounts

  At December 31, 2003 and 2002, forfeited non-vested accounts totaled $505,533 and $462,306, respectively. These accounts are used to reduce future employer contributions. No forfeitures were used in 2003 to reduce employer contributions. In 2002, employer contributions were reduced by $108,002 from forfeited non vested accounts.

  Administrative expenses

Certain administrative expenses of the Plan are paid by US Airways.

2. Summary of Significant Accounting Policies

  Basis of Accounting

  The financial statements of the Plan are prepared under the accrual method of accounting.

  Investment Valuation and Income Recognition

  The Plan's investments are stated at fair value except for its investment contracts with insurance companies, which are valued at contract value (see Note 4). Fair values for assets were determined by quoted market values, when available. The Plan presents in its statements of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation (depreciation) on those investments. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recognized on the ex-dividend date. Interest and dividend income are recorded on the accrual basis.

  The assets of the Fidelity Capital Growth Mix Portfolio, Fidelity Moderation Mix Portfolio, Fidelity Income Mix Portfolio, and Fixed Income Fund are commingled with certain assets of other defined contribution plans sponsored by US Airways. The Plan's Recordkeeper separately identifies the assets of each plan participant who has an interest in the commingled funds.

  Payment of Benefits

  Benefits are recorded when paid.

  Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Such estimates include those related to fair value of investments, liabilities, contingencies, and the collectibility of participant loans. Actual results could differ from those estimates.

3. Investments

The following table presents the fair value of individual investments that exceed 5% or more of the Plan's net assets:
	December 31,
	2003	2002
Investments:
Fidelity Magellan Fund	$239,023,564	$196,444,046
Fidelity Equity Income Fund	108,288,983	78,362,055
Fidelity Retirement Government Money
Market Portfolio	53,485,275	59,863,651
Fidelity Spartan U.S. Equity Index Portfolio	70,389,867	55,833,649
MAS Domestic Fixed Income Portfolio	37,868,035	39,325,797
Fixed Income Fund	39,058,598	39,006,503
Fidelity Capital Growth Mix Portfolio	37,466,567	29,579,777

Upon emergence from bankruptcy, as described in Note 1, US Airways Group cancelled all shares of US Airways Group stock, leaving the shares with no value. On March 31, 2003, upon the cancellation of the shares, the Plan realized losses of $18,286,968. Losses recognized upon cancellation of the US Airways Group common stock were recognized as unrealized losses based on the shares' fair values.

During 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $96,319,992 and $(141,929,391), respectively, as follows:
	Years ended December 31,
	2003	2002
Shares in Registered Investment Companies	$97,078,822	$(115,296,376)
US Airways Group common stock	(666,166)	(26,985,695)
US Government Securities and US Investment
Grade Fixed Income Securities	(92,664)	352,680
Total	$96,319,992	$(141,929,391)

4. Investment Contracts with Insurance Companies

The Plan's investment in the Fixed Income Fund, as noted in Note 3, is comprised solely of an interest in a portfolio of Guaranteed Investment Contracts. The Guaranteed Investment Contracts (GICs) are fully benefit responsive because they provide reasonable access by Plan participants to invested funds. Therefore, in accordance with the American Institute of Certified Public Accountant's Statement of Position 94-4, "Application of Fair Value and Contract Value Reporting for Defined Contribution Plan Investments," the interest in these contracts is disclosed in the financial statements at contract value which equals contributions made, plus accrued interest at the specified rate, less withdrawals and administrative expenses. The total portfolio of GICs held a contract value at December 31, 2003 and 2002 of $131,731,913 and $132,187,301, respectively. The average portfolio crediting interest rate was approximately 3.7% and 4.3% at December 31, 2003 and 2002, respectively. The portfolio average yield was approximately 3.9% and 5.0% for the years then ended.

For GICs with variable rates (approximately 98% and 90% of the portfolio at December 31, 2003 and 2002, respectively, as measured by contract values), crediting rates are reset either quarterly or semi-annually. Crediting rates are determined based upon the yields to maturity of the underlying assets, net of certain origination fees.

No valuation reserves were recognized related to the portfolio as all insurance companies in the portfolio had received an investment grade rating from nationally recognized rating agencies as of December 31, 2003 and 2002. The fair value of the portfolio was $133,943,356 and $124,690,864 at December 31, 2003 and 2002, respectively.

5. Related Party Transactions

The Trustee manages certain Plan investments that total $526,315,024; therefore, these transactions qualify as party-in-interest.

6. Plan Termination

Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time subject to the provisions of ERISA and applicable collective bargaining agreements. Upon termination of the Plan, participants will become 100 percent vested in their accounts. In addition, the following actions shall be taken for the benefit of participants:

(a) As of the termination date, each investment fund and all separate accounts shall be valued. In determining the net worth of the Plan there shall be included as liabilities such amounts as shall be necessary to pay all expenses in connection with the termination of the Plan and the liquidation and distribution of the assets, as well as other expenses, whether or not accrued, and shall include as an asset all accrued income.

(b) All participant accounts must be disposed of in the forms of payment available under the Plan.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
	2003	2002
Net assets available for plan benefits per the financial statements	$664,785,157	$574,833,489
Amounts allocated to withdrawing participants	(402,386)	(440,024)
Net assets available for plan benefits per the
Form 5500	$664,383,771	$574,393,465

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:
Year Ended
December 31, 2003
Benefits paid to participants per the financial statements	$61,274,683
Add: Amounts allocated to withdrawing Participants at December 31, 2003	402,386
Less: Amounts allocated to withdrawing participants at December 31, 2002	(440,024)
Benefits paid to participants per the Form 5500	$61,237,045

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

8. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 22, 1995, that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

9. Subsequent Events

The Plan Administrator amended the Plan to exclude any individual in the MidAtlantic Airways division represented by the International Association of Machinist and Aerospace Workers, effective June 1, 2004. Additionally, any individual hired on or after July 1, 2004 and not covered by a collective bargaining agreement will also be excluded, effective July 1, 2004.

Schedule of Assets Held for Investment Purposes At End of Year

December 31, 2003
		Current
Identity of Issue	Description of Investment	Value
Fidelity Magellan Fund*	Shares in registered investment companies	$239,023,564
Fidelity Equity Income Fund*	Shares in registered investment companies	108,288,983
Fidelity Retirement Government Money Market Portfolio*	Shares in money market fund	53,485,275
Fidelity Spartan U.S. Equity Index Portfolio*	Shares in registered investment companies	70,389,867
MAS Domestic Fixed Income Portfolio Institutional	US Government securities and US investment grade fixed income securities	37,868,035
Fixed Income Fund*	Guaranteed Investment Contracts, interest rates range from 3.98% to 4.22% per annum	39,058,598
Fidelity Capital Growth Mix Portfolio*	Shares in registered investment companies	37,466,567
Participant Loans*	Interest rates range from 5.0 to 10.5 percent per annum	25,978,198
T. Rowe Price Small Cap Stock Fund	Shares in registered investment companies	19,229,377
Putnum International Growth A Fund	Shares in registered investment companies	13,758,697
Fidelity Moderation Mix Portfolio	Shares in registered investment companies	13,144,099
Fidelity Income Mix Portfolio*	Shares in registered investment companies	3,927,024
Total Investments		$661,618,284
* Party in interest.
See accompanying Report of Independent Registered Public Accounting Firm.

Signature

   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

                                                                                                              US Airways, Inc.
                                                                                                          Employee Savings Plan

Date: July 13, 2004                                                                                   By: /s/ Anita P. Beier
                                                                                                     Anita P. Beier
                                                                                                            Senior Vice President and Controller
                                                                                                                (Chief Accounting Officer)
                                                                                                                 US Airways Group, Inc.